Exhibit 99.58

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby are not for offer or sale in any jurisdiction where to do so would be a violation of securities or other laws.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws, and may not be offered, sold or delivered within the United States except in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of PyroGenesis at 1744 William Street, Suite 200, Montréal, Québec H3J 1R4, Canada, telephone: (514) 937-0002, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	November 3, 2020
$10,501,200 2,917,000 Units $3.60 per Unit

This short form prospectus (the “Prospectus”) qualifies the distribution (the “Offering”) by PyroGenesis Canada Inc. (“PyroGenesis” or the “Company”) of units (the “Units”) of PyroGenesis at a price of $3.60 per Unit (the “Offering Price”).

The Units are being issued and sold pursuant to an underwriting agreement dated October 20, 2020 (the “Underwriting Agreement”) entered into by the Company with Mackie Research Capital Corporation (the “Underwriter”), acting as the sole underwriter and sole bookrunner. The Units will be offered in each of the provinces of Canada through the Underwriter, its affiliates and such other registered dealers as may be designated by the Underwriter. The Offering Price was determined by arm’s length negotiation between the Company and the Underwriter. See “Plan of Distribution”.

Each Unit consists of one common share of the Company (a “Unit Share”) and one half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture (as defined herein), one common share of the Company (a “Warrant Share”) at a price of $4.50 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the date that is 24 months following the Closing Date (as defined herein) (the “Expiry Date”), provided that if at any time prior to the Expiry Date the volume-weighted average price of the common shares of the Company (the “Common Shares”) on the TSX Venture Exchange (“TSXV”) (or such other principal exchange on which the Common Shares are listed) exceeds $6.75 for 20 consecutive trading days, the Company may, within 15 days following the occurrence of such event, give written notice to the holders of the Warrants that the Warrants will expire at 5:00 p.m. (Toronto time) on the 30th day following the giving of such notice (the “Accelerated Exercise Period”). The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be entered into on or before the Closing Date between the Company and AST Trust Company (Canada) (the “Warrant Agent”). The Units will be immediately separated into Unit Shares and Warrants upon issuance. See “Description of the Securities Being Distributed”.

The outstanding Common Shares are listed for trading on the TSXV under the trading symbol “PYR”. On October 15, 2020, the date of our announcement of this offering, the closing price of the Common Shares on the TSXV was $4.00. On November 2, 2020, the trading day immediately prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $3.59. The TSXV has conditionally approved the listing of the Unit Shares, Warrant Shares, Over-Allotment Unit Shares and Over-Allotment Warrant Shares (as such terms are defined herein) distributed under the Prospectus, as well as the Unit Shares, and Warrant Shares which may be issued upon exercise of the Compensation Option (as defined herein) to be issued pursuant to the Offering on the TSXV. Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV.

There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants that are purchased under this Prospectus. In addition, the Warrants will not be listed for trading on the TSXV or any other stock exchange following the Closing Date. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See “Risk Factors - Risks Related to the Offering”.

Price: $3.60 per Unit

	Price to the Public(1)	Underwriter’s Fee(2)	Net Proceeds to PyroGenesis(3)
Per Unit	$3.60	$0.2011	$3.3989
Total Offering(4)	$10,501,200	$586,708.20	$9,914,491.80

Notes:

(1)	The Offering Price was determined by arm’s length negotiation between PyroGenesis and the Underwriter.
(2)	The Company has agreed to pay the Underwriter an aggregate cash fee equal to 6.5% of the gross proceeds of the Offering (the “Underwriter’s Fee”), including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option (as defined herein), being $0.234 per Unit, except that such Underwriter’s Fee shall be reduced to 3.25% in respect of any sales of Units to purchasers on a president’s list provided by the Company to the Underwriter (the “President’s List”). The Underwriter will also receive, at Closing, as additional compensation, non-transferable compensation options (the “Compensation Options”) to purchase a number of Units equal to 6.5% of the aggregate number of Units issued by the Company under the Offering (including pursuant to the exercise of the Over-Allotment Option (as defined below)) on the same terms as set out above, except that such Compensation Options shall be reduced to 3.25% in respect of any sales of Units to purchasers on the President’s List, for a period of 24 months from the Closing Date. This Prospectus qualifies the distribution of the Compensation Options and the distribution of the Units, Unit Shares, Warrants and Warrant Shares underlying such Compensation Options. See “Plan of Distribution”.
(3)	After deducting the Underwriter’s Fee (assuming 819,400 Units are sold to purchasers on the President’s List), but before deducting the expenses of the Offering (estimated to be $450,000).
(4)	The Company has granted the Underwriter an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at the sole discretion of the Underwriter, at any time up to 30 days after the Closing Date, to purchase from the Company: (i) up to such additional number of Units (the “Over-Allotment Units”) as is equal to 15% of the number of Units sold under the Offering at the Offering Price; (ii) up to such additional number of additional Warrants (the “Over-Allotment Warrants”) as is equal to 15% of the number of Warrants comprising the Units sold under the Offering at $0.001 per Over-Allotment Warrant; (iii) up to such additional number of additional Common Shares (the “Over-Allotment Unit Shares”) as is equal to 15% of the number of Common Shares comprising the Units sold under the Offering at $3.60 per Over-Allotment Unit Share; or (iv) combination of Over-Allotment Units, Over-Allotment Warrants and Over-Allotment Unit Shares, so long as the aggregate number of Over-Allotment Units, Over-Allotment Warrants and Over-Allotment Unit Shares does not exceed 437,550 Over-Allotment Units or Over-Allotment Unit Shares, and 218,775 Over-Allotment Warrants, solely to cover over-allotments, if any, and for market stabilization purposes.

Each Over-Allotment Unit consists of one Over-Allotment Unit Share and one half of one Over-Allotment Warrant. Each Over-Allotment Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Common Share of the Company (an “Over-Allotment Warrant Share”) at a price of $4.50 per Over-Allotment Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date, subject to an Accelerated Exercise Period.

This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Units, Over-Allotment Unit Shares and Over-Allotment Warrants to be issued and sold upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriter’s over-allocation position acquires those securities under this Prospectus, regardless of whether the Underwriter’s over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Over-Allotment Option has been exercised in full for Over-Allotment Units. The total number of Units sold pursuant to the Offering will be 3,354,550, the total Price to the Public will be $12,076,380, the total Underwriter’s Fee will be $689,094.90, and the proceeds to the Company will be $11,387,285.10 (before deducting the estimated expenses of the Offering of $450,000 and assuming 819,400 Units are sold to purchasers on the President’s List).

The following table sets out the number of Over-Allotment Units, Over-Allotment Warrants and Underwriter’s Compensation Options that have been sold or may be issued by the Company in connection with the Offering:

Underwriter’s Position	Maximum Number of Securities Available(2)	Exercise Period	Exercise Price
Over-Allotment Option	Up to 437,550 Over-Allotment Units	At any time up to 30 days following the Closing Date	$3.60 per Over-Allotment Unit

Underwriter’s Compensation Options(1)	218,045	Exercisable for a period of 24 months from the Closing Date	$3.60 per Unit

Notes:

(1)	Assumes no sales to purchasers on the President’s List.
(2)	The Over-Allotment Option has been exercised in full.

Unless the context otherwise requires, when used herein, all references to the “Offering”, the “Units”, the “Unit Shares”, the “Warrants” and the “Warrant Shares” shall include the Over-Allotment Option, the Over-Allotment Units, the Over-Allotment Unit Shares, the Over-Allotment Warrants and the Over-Allotment Warrant Shares, respectively.

The Underwriter, as principal, conditionally offers the Units, subject to prior sale, if, as and when issued by PyroGenesis and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters on behalf of PyroGenesis by Osler, Hoskin & Harcourt LLP and on behalf of the Underwriter by Fasken Martineau DuMoulin LLP.

An investment in the Units is subject to a number of risks that should be considered by a prospective investor. Prospective investors should carefully consider the risk factors described in and incorporated by reference into this Prospectus before purchasing Units. See “Caution Regarding Forward-Looking Statements” and “Risk Factors”.

Subject to applicable laws, the Underwriter may, in connection with the Offering, over-allot or effect transactions that stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriter may offer the Units at prices lower than stated above. See “Plan of Distribution”.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the Underwriter reserve the right to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about November 10, 2020 (the “Closing Date”), or such later date as PyroGenesis and the Underwriter may agree, but in any event no later than 42 days from the date of the passport receipt issued by the Autorité des marches financier, as principal regulator, for this Prospectus.

It is expected that the Company will arrange for the instant deposit of the Units under the book-based system of registration, to be registered to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the Closing Date, or as may otherwise be agreed to among the Company and the Underwriter. No certificates evidencing the Units will be issued to purchasers of the Units. Accordingly, a purchaser of the Units will receive only a customer confirmation from the Underwriter or other registered dealer or broker which is a CDS participant from or through whom a beneficial interest in the Units is purchased. See “Plan of Distribution”.

A director of the Company residing outside of Canada, has appointed PyroGenesis, 1744 William Street, Suite 200, Montréal, Québec H3J 1R4, Canada, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.

The head office and registered office of the Company is located at 1744 William Street, Suite 200, Montréal, Québec H3J 1R4, Canada.

TABLE OF CONTENTS

General Matters	4
Presentation of Financial Information	5
Documents Incorporated by Reference	5
Marketing Materials	6
Caution Regarding Forward-Looking Statements	6
Eligibility for Investment	7
Business of PyroGenesis	8
Description of Share Capital	9
Description of the Securities Being Distributed	9
Consolidated Capitalization	10
Prior Sales	11
Market for Securities	12
Use of Proceeds	12
Plan of Distribution	13
Certain Canadian Federal Income Tax Considerations	16
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	18
Risk Factors	18
Legal Matters	21
Interest of Experts	21
Transfer Agent and Registrar	21
Statutory Rights of Rescission and Withdrawal	21
Enforcement of Judgments Against Foreign Persons	22
Certificate of PyroGenesis	C-1
Certificate of the Underwriter	C-2

General Matters

As used in this Prospectus, where the context so requires, references to the “Company”, “PyroGenesis”, “it”, “its” or similar expressions refer to PyroGenesis Canada Inc., a Canadian corporation.

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus. Neither the Company nor the Underwriter have authorized anyone to provide prospective investors with information different from that contained or incorporated by reference in this Prospectus, and any such information should not be relied upon. The Company takes no responsibility for, and provides no assurance as to the reliability of, any information other than the information contained or incorporated by reference in this Prospectus or that others may give readers of this Prospectus. The securities are being offered only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated by reference herein is accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with the Offering. Information contained on, or otherwise accessed through, the Company’s website, https://www.pyrogenesis.com, shall not be deemed to be a part of this Prospectus or any document incorporated by reference herein, even if this Prospectus or such document incorporated by reference herein references the Company’s website, and such information is not incorporated by reference herein and prospective investors should not rely on such information when deciding whether or not to invest in the securities.

This Prospectus and the documents incorporated by reference herein contain trademarks, service marks or trade names owned by PyroGenesis and used in connection with the operation of its business, together with names, logos and website names and addresses owned or licensed by PyroGenesis, as applicable. PyroGenesis also owns or has the rights to copyrights that also protect the content of its products and/or services. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Prospectus and the documents incorporated by reference may be listed without the ©, ® and TM symbols, but PyroGenesis reserves all rights to assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights. This Prospectus and the documents incorporated by reference herein may also include trademarks, service marks or trade names of other parties. PyroGenesis’ use or display of other parties’ trademarks, service marks, trade names or products is not intended to, and does not imply a relationship with, or endorsement or sponsorship of PyroGenesis by, the trademark, service mark or trade name owners or licensees.

Unless otherwise indicated, all references to “$” in this Prospectus refer to the lawful currency of Canada and all references to “US$” refer to the lawful currency of the United States.

The Over-Allotment Option has been exercised in full for Over-Allotment Units.

References to “management” in this Prospectus means the persons acting in the capacity of the Company’s Chief Executive Officer, the Company’s Chief Financial Officer, and the other persons who are the Company’s executive officers. Any statements in this Prospectus made by or on behalf of management are made in such persons’ capacities as officers of the Company and not in their personal capacities.

Presentation of Financial Information

The financial statements of the Company included in, or incorporated by reference into, this Prospectus are reported in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, as set out in the CPA Canada Handbook – Accounting, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s fiscal year end occurs on December 31 of each calendar year.

Documents Incorporated by Reference

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of PyroGenesis at 1744 William Street, Suite 200, Montréal, Québec H3J 1R4, Canada, telephone: (514) 937-0002 and are also available electronically at www.sedar.com.

The following documents of PyroGenesis, filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the revised annual information form of PyroGenesis dated November 3, 2020 for the year ended December 31, 2019 (the “Annual Information Form”);

(b)	the management proxy circular of PyroGenesis dated August 17, 2020 in connection with the annual meeting of shareholders of the Company held on September 22, 2020;

(c)	the audited consolidated financial statements of PyroGenesis as at and for the years ended December 31, 2019 and 2018, together with the notes thereto and the independent auditor’s report thereon (the “2019 Annual Financial Statements”);

(d)	the management’s discussion and analysis of results of operations and financial condition of PyroGenesis dated June 15, 2020 for the year ended December 31, 2019 (the “2019 Annual MD&A”);

(e)	the interim unaudited condensed consolidated financial statements of PyroGenesis for the three and six months ended June 30, 2020, together with the notes thereto (the “2020 Q2 Financial Statements”) except for the notice therein provided under section 4.3(3)(a) of National Instrument 51-102 - Continuous Disclosure Obligations;

(f)	the management’s discussion and analysis of results of operations and financial condition of PyroGenesis dated July 28, 2020 for the three and six months ended June 30, 2020 (the “2020 Q2 MD&A”);

(g)	the material change report of the Company dated March 24, 2020, in connection with the completion of a $903,000 convertible loan;

(h)	the material change report of the Company dated November 3, 2020, relating to the nature of the contractual arrangements between the Company and Drosrite International LLC and related matters; and

(i)	the template version of the indicative term sheet for the Offering dated October 15, 2020 (the “Initial Term Sheet”), and the template version of the revised term sheet for the Offering dated October 16, 2020 (together with the Initial Term Sheet, the “Marketing Materials”).

Any documents of the type referred to above or required to be incorporated by reference herein under National Instrument 44-101 – Short Form Prospectus Distribution (“NI 44-101”), including any material change report (excluding confidential material change reports), business acquisition report, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis, information circular and annual information form subsequently filed by the Company with the various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information or statement set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any such statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Marketing Materials

The Marketing Materials represent “marketing materials” for purposes of applicable securities legislation. The Marketing Materials does not form part of this Prospectus to the extent that its contents have been modified or superseded by a statement contained in this Prospectus. Any “template version” of “marketing materials” (as defined in Regulation 41-101 – General Prospectus Requirements) pertaining to the Offering that is filed by the Company on SEDAR after the date of this Prospectus and before the termination of the distribution under the Offering will be deemed to be incorporated by reference into this Prospectus.

Caution Regarding Forward-Looking Statements

This Prospectus and the documents incorporated by reference herein contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements contained in this Prospectus and the documents incorporated by reference herein may be based on forecasts of future results and estimates of amounts not yet determinable. These statements may involve, but are not limited to, comments relating to guidance, strategies, expectations, planned operations or future actions. Forward-looking statements are identified using terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases (including negative and grammatical variations), including references to assumptions. All statements other than statements of historical facts included in this Prospectus and the documents incorporated by reference herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, among others, statements pertaining to:

•	the Company’s outlook, goals, expectations, and projected results of operations, including factors and assumptions underlying the Company’s projections;

•	the strategy, future operations, prospects and plans of the Company’s management;

•	the Company’s expectations with respect to liquidity, including its ability to meet its ongoing capital, operating, and other obligations, and anticipated needs for, and sources of, funds;

•	expectations regarding industry trends, overall market growth rates, the Company’s growth rates and growth strategies;

•	the Company’s competitive position in its industry;

•	the anticipated completion of this Offering;

•	the use of proceeds from this Offering; and

•	the Company’s assessment of market risks.

Forward-looking statements, by their nature, are based on assumptions, including those described in this Prospectus and the documents incorporated by reference herein and are subject to important risks and uncertainties. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business of the Company. Actual results may differ materially from results indicated in forward-looking statements due to a number of factors, including those discussed below.

The Company has based forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Important assumptions relating to the forward-looking statements contained in this Prospectus include, among other things, assumptions concerning:

•	the Company’s business strategies, strategic objectives and growth strategy;

•	the Company’s current and future capital resources and the need for additional financing;

•	the Company’s ability to increase sales from new and existing customers, and the results of the successful completion of the Company’s current projects;

•	management’s expectation that the Company will achieve growth and profitability;

•	the Company’s overall financial performance;

•	the Company continuing to maintain sufficient and effective production and research and development;

•	there being no significant reduction in the availability of qualified and cost-effective human resources;

•	there will be adequate liquidity available to the Company to carry out its operations;

•	the Company’s ability to obtain and retain key personnel; and

•	the success of intellectual property applications.

Other factors which may cause results to differ materially from results indicated in forward-looking statements are identified in PyroGenesis’ public disclosure file available at www.sedar.com and, in particular, those identified under the heading “Risk Factors” of this Prospectus. The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein represent PyroGenesis’ expectations as of the date of this Prospectus (or as of the date they are otherwise stated to be made) and are subject to change after such date. However, PyroGenesis disclaims any intention or obligation to update or revise any forward-looking statements whether because of new information, future events or otherwise, except as required under applicable securities regulations.

Eligibility for Investment

In the opinion of Osler, Hoskin & Harcourt LLP, counsel to PyroGenesis, and Fasken Martineau DuMoulin LLP, counsel to the Underwriter, based on current provisions of the Income Tax Act (Canada) and the regulations thereunder, as amended, (the “Tax Act”) in force on the date hereof, the Unit Shares, the Warrants and the Warrant Shares, if issued on the date hereof, would be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account (each a “Registered Plan”) or a deferred profit sharing plan (“DPSP”), each as defined in the Tax Act, provided that: (i) the Unit Shares or Warrant Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSXV and the TSX); and (ii) in the case of the Warrants, the Warrant Shares are qualified investments as described in (i) above and neither PyroGenesis, nor any person with whom PyroGenesis does not deal at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, such Registered Plan or DPSP.

Notwithstanding the foregoing, the annuitant, holder or subscriber of a Registered Plan, as the case may be (each, a “Registered Holder”), will be subject to a penalty tax if the Unit Shares, Warrants or Warrant Shares held in a Registered Plan are a “prohibited investment” for the purpose of the Tax Act for the particular Registered Plan. The Unit Shares, Warrants and Warrant Shares will not be a “prohibited investment” for a particular Registered Plan if the Registered Holder in respect thereof deals at arm’s length with PyroGenesis for the purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in PyroGenesis. In addition, the Unit Shares and Warrant Shares will not be a prohibited investment if such securities are “excluded property,” as defined in the Tax Act, for trusts governed by a Registered Plan.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. Individuals who intend to hold Unit Shares, Warrants or Warrant Shares in a Registered Plan or a DPSP should consult their own tax advisors having regard to their own particular circumstances.

Business of PyroGenesis

Summary Description of the Business

PyroGenesis Canada Inc. is in the business of the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries.

With a team of experienced engineers, scientists and technicians working out of its headquarters and its 3,800 m2 manufacturing facility, each located in Montréal, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.

The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 certified and AS9100D.

Products and Services

The Company’s highly specialized products and services are commercialized to customers operating in a wide range of industries, including the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. The advanced plasma products and services of PyroGenesis include:

(i)	plasma torches systems for the pelletizing of iron ore, which are predominantly offered to customers in the mining and metallurgic and environmental industry;

(ii)	waste destruction and waste-to-energy systems, which are predominantly offered to customers in the environmental and defense industries;

(iii)	systems for the recovery of aluminum and other metal from dross (a residue generated by primary and secondary metal producers), which are predominantly offered to customers in the mining and metallurgical industries;

(iv)	production of high purity spherical metal powders, which are predominantly offered to customers in the additive manufacturing industries, including for the 3D printing industry;

(v)	development of processes for the production of high purity silicon metals, nano powders and nanowires, which are proposed to be predominantly offered to customers in the mining and metallurgical industries, including the battery industry;

(vi)	installation, commissioning and start-up services.

(vii)	research and development, internal and external funded projects by customers.

See “Business of the Company” in the Annual Information Form for more information about the business of the Company.

Recent Developments

The Company has also filed an application to graduate to the TSX and to have its issued and outstanding Common Shares listed on the TSX as a technology company. As at the date of the Prospectus, the Company has obtained conditional approval for the listing of the Common Shares on the TSX. Final approval of the listing on the TSX is subject to the Company fulfilling all of the requirements of the TSX on or before January 19, 2021, including the completion of the Offering. Upon and subject to receipt of final TSX approval, the Common Shares would be delisted from the TSXV and begin trading on the TSX under the symbol “PYR”. The graduation to the TSX is not a condition to the closing of the Offering and will not be completed prior to the closing of the Offering.

Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares without par value. The rights of the holders of Common Shares, as a class, are equal in all respects and include the right (i) to vote at any meeting of shareholders, (ii) to receive, as and when declared by the directors of the Company, any dividends payable on such dates, for such amounts and at such place or places as the board of directors of the Company may from time to time determine; and (iii) to receive the remaining property of the Company on liquidation or dissolution.

As at November 2, 2020, there were 154,296,042 Common Shares issued and outstanding.

Description of the Securities Being Distributed

Units

Each Unit is comprised of one Unit Share (being a Common Share forming a part of each Unit) and one Warrant, subject to adjustment in certain circumstances in accordance with the Warrant Indenture. The Units will separate into Unit Shares and Warrants immediately upon issue.

Common Shares

See “Description of Share Capital” above.

Warrants

The Warrants will be governed by the terms of the Warrant Indenture to be entered into on or before the Closing Date between the Company and AST Trust Company (Canada), as Warrant Agent. Under the Warrant Indenture, each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Warrant Share at an exercise price of $4.50 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date, which is the date that is 24 months following the Closing Date (subject to an Accelerated Exercise Period), after which time the Warrants shall be void and of no value or effect.

Warrant Indenture

The following summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants which, following the closing of the Offering, (i) will be filed on SEDAR under the issuer profile of PyroGenesis at www.sedar.com, or (ii) may be obtained on request without charge from the Corporate Secretary of PyroGenesis at 1744 William Street, Suite 200, Montréal, Québec H3J 1R4, Canada, telephone: (514) 937-0002. A register of holders of Warrants will be maintained at the principal offices of the Warrant Agent in Toronto, Ontario.

The Warrant Indenture will provide, in the event of certain alterations of the Common Shares, that the number of Common Shares which may be acquired by a holder of Warrants upon the exercise thereof will be subject to standard anti-dilution provisions governed by the Warrant Indenture, including provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Indenture upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of dividends outside of the ordinary course, or amalgamation/merger of the Company.

No fractional Warrant Shares will be issuable to any holder of Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. The holding of Warrants will not make the holder thereof a shareholder of the Company or entitle such holder to any right or interest in respect of the Warrant Shares except as expressly provided in the Warrant Indenture. Holders of Warrants will not have any voting or preemptive rights or any other rights of a holder of Common Shares.

The Company will also covenant in the Warrant Indenture, during the period in which the Warrants are exercisable, to give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least two days prior to the record date or effective date, as the case may be, of such event.

The Warrant Indenture will provide that the Warrants will only be exercisable: (i) by, or for the account or benefit of, persons in the United States or that are U.S. Persons (as defined in Regulation S under the U.S. Securities Act) (a “U.S. Person”) by the original purchaser of the Units who is a “qualified institutional buyer” (as defined in Rule 144A under the 1933 Act), exercising the Warrants for its own account or the account of a “qualified institutional buyer” over which it exercises sole investment discretion; or (ii) by a holder that is not in the United States, a U.S. Person, or acting for the account or benefit of a person in the United States or a U.S. Person; was not offered and did not acquire the Warrants in the United States; and did not execute or deliver the notice of exercise in the United States.

The Warrant Indenture will provide that, from time to time, the Warrant Agent and the Company, without the consent of the holders of Warrants, may be able to amend or supplement the Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Warrant Indenture or in any deed or indenture supplemental or ancillary to the Warrant Indenture, provided that, in the opinion of the Warrant Agent, relying on counsel, the rights of the holders of Warrants are not prejudiced, as a group.

The Warrant Indenture will also contain provisions making binding upon the holders of Warrants all resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by holders of Warrants holding a specified percentage of the Warrants. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the holders of Warrants, as a group, will be subject to approval by an “Extraordinary Resolution”, which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 ⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting in person or by proxy and voted on the poll upon such resolution, or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 ⅔% of the number of all of the then outstanding Warrants.

The principal transfer office of the Warrant Agent in Toronto, Ontario is the location at which Warrants may be surrendered for exercise or transfer.

Consolidated Capitalization

Since June 30, 2020, there has been no material change in the Company’s share or loan capital on a consolidated basis. Subsequent to June 30, 2020, the Company issued 2,224,917 Common Shares from the exercise of options and warrants for cash proceeds of $1,702,163 and issued 3,225,000 Common Shares from the conversion of the Convertible Loan (collectively, the “Subsequent Transactions”). See “Prior Sales”.

The following table sets forth the consolidated capitalization of PyroGenesis as at June 30, 2020 on an actual basis, and as adjusted to give effect to the Offering and the Subsequent Transactions. The table should be read in conjunction with the 2020 Q2 Financial Statements and the 2020 Q2 MD&A, which are incorporated by reference into this Prospectus.

	As at June 30, 2020		As adjusted as at June 30, 2020 after giving effect the Offering (including exercise in full of the Over-Allotment Option) and the Subsequent Transactions
Term loans	$332,137		$332,137
Convertible loan	816,569		-
Lease liabilities, including current portion	3,916,754		3,916,754
Total Loans	5,065,460		4,248,891

Common shares and warrants	53,839,058	(1)	67,003,284	(3)(4)
Contributed surplus	6,427,978	(2)	6,427,978	(2)
Equity portion of convertible debentures	98,422		-
Deficit	(57,304,682)		(57,315,673)
Shareholders’ Equity	3,060,776		16,115,589
Total Loans and Shareholders’ Equity	$8,126,236		$20,364,480

Notes:

(1)	Issued and outstanding at June 30, 2020: 149,146,126 Common Shares and 9,709,093 warrants exercisable between December 18, 2020 and October 25, 2021 at a weighted average exercise price of $0.78/share.
(2)	At June 30, 2020, the Company has 6,810,000 options exercisable between September 25, 2021 and January 2, 2025 at a weighted average exercise price of $0.31/share.
(3)	Based on Common Shares and warrants outstanding at June 30, 2020, after giving effect to the Offering (including exercise in full of the Over-allotment Option) and the Subsequent Transactions, the Company will have 157,650,592 Common Shares issued and outstanding, 7,614,176 warrants exercisable between December 18, 2020 and October 25, 2021 at a weighted average exercise price of $0.72/share, 1,677,275 warrants exercisable until the Expiry Date at an exercise price of $4.50/share, and 191,414 Compensation Options to purchase 191,414 Units for a period of 24 months from the Closing Date at an exercise price of $3.60/Unit (assuming 819,400 Units are sold to purchasers on the President’s List).
(4)	Total issuance costs of $1,540,299, comprising the Underwriter’s fee, expenses of the Offering and the estimated fair value of the Compensation Options has been charged to against common shares and warrants.

Prior Sales

The following table summarizes the issuance by PyroGenesis of Common Shares or securities convertible into Common Shares during the 12-month period preceding the date of this Prospectus.

Date	Type of Securities	Number of Securities	Issuance/Exercise Price per Security
September 2019	Grant of options to purchase Common Shares(1)	400,000	$0.51
November 2019	Exercise of options to purchase Common Shares(2)	407,000 240,000	$0.18 - $0.18 $0.30 - $0.30
December 2019	Exercise of options to purchase Common Shares(2)	500,000 237,000	$0.18 - $0.18 $0.30 - $0.30
January 2020	Exercise of options to purchase Common Shares(2)	560,000	$0.30 - $0.30
January 2020	Grant of options to purchase Common Shares(1)	100,000	$0.45
February 2020	Exercise of options to purchase Common Shares(2)	928,000	$0.30 - $0.30
June 2020	Exercise of options to purchase Common Shares(2)	120,000 120,000	$0.58 - $0.58 $0.60 - $0.60
June 2020	Exercise of warrants to purchase Common Shares(3)	981,800 2,748,500	$0.58 - $0.58 $0.85 - $0.85
June 2020	Convertible Debenture converted to Common Shares(4)	3,369,375	$0.80 - $0.80
July 2020	Grant of options to purchase Common Shares(1)	2,460,000	$4.41
July 2020	Exercise of options to purchase Common Shares(2)	100,000	$0.19 - $0.19
July 2020	Exercise of warrants to purchase Common Shares(3)	200,200 1,082,000	$0.58 - $0.58 $0.85 - $0.85
August 2020	Exercise of options to purchase Common Shares(2)	30,000	$0.52 - $0.52
August 2020	Exercise of warrants to purchase Common Shares(3)	100,000 300,000	$0.58 - $0.58 $0.85 - $0.85
September 2020	Exercise of warrants to purchase Common Shares(3)	100,000 83,967	$0.58 - $0.58 $0.85 - $0.85
September 2020	Convertible Loan converted to Common Shares(5)	3,225,000	$0.28 - $0.28
October 2020	Grant of options to purchase Common Shares(1)	250,000	$4.00
October 2020	Exercise of warrants to purchase Common Shares(3)	18,750 210,000	$0.58 - $0.58 $0.85 - $0.85

Notes;

(1)	Options to purchase Common Shares issued under PyroGenesis’ option plan (the “Option Plan”).
(2)	Exercise of options to purchase Common Shares issued under the Option Plan.
(3)	Exercise of warrants to purchase Common Shares.
(4)	Conversion of Convertible Debenture to Common Shares.
(5)	Conversion of Convertible Loan to Common Shares (“Convertible Loan”).

Market for Securities

The Common Shares are listed on the TSXV under the symbol “PYR” and trade on the OTCQB under the symbol “PYRNF” and on the Frankfurt (FRA) exchange under the symbol “8PY”.

The following table sets forth the price range and trading volume of the Common Shares as reported by the TSXV for the 12-month period prior to the date of this Prospectus.

	Common Shares
Month	High ($)	Low ($)	Average Daily volume
November 2019	0.57	0.48	57,785
December 2019	0.50	0.40	95,366
January 2020	0.49	0.47	71,906
February 2020	0.45	0.43	89,451
March 2020	0.50	0.42	93,710
April 2020	0.72	0.55	204,055
May 2020	1.43	1.27	474,380
June 2020	2.47	2.32	787,709
July 2020	6.15	5.75	807,083
August 2020	5.99	5.76	263,325
September, 2020	6.43	5.43	397,089
October 2020	4.29	3.41	201,429

Use of Proceeds

Principal Purposes

The net proceeds of the Offering to the Company, after deduction of the Underwriter’s Fee but before deducting the other estimated expenses of the Offering (estimated to be approximately $450,000), will be $11,387,285.10 (including the Over-Allotment Option which has been exercised in full for Over-Allotment Units) (assuming 819,400 Units are sold to purchasers on the President’s List).

The net proceeds of the Offering, including the Over-Allotment Option, which has been exercised in full, are expected to be used by the Company as follows:

(a)	approximately $5,000,000 to expand the Company’s current business through future acquisitions of, or investments in, other complementary businesses, products, or technologies;

(b)	approximately $1,500,000 to develop and expand sales & marketing across all the Company’s offerings;

(c)	approximately $1,000,000 for research and development activities to expand the Company’s offerings in the greenhouse gas emissions reduction space;

(d)	approximately $1,000,000 to purchase equipment, tools and software relating to the operations of the Company’s business; and

(e)	the balance for general working capital and other general corporate purposes.

The Company had negative operating cash flow for the financial years ended December 31, 2019 and December 31, 2018 and for the six months ended June 30, 2020, resulting in an accumulated deficit of $57,304,682 as at June 30, 2020. The Company estimates that its working capital deficiency was approximately $4.6 million as at September 30, 2020. During the six-month period ended June 30, 2020, the Company had an average monthly cash burn rate of approximately $138,000. For the three months ended September 30, 2020, the Company estimates that it is making positive cash from operations and no longer has a cash burn rate. Based on its current order backlog, the Company estimates that it will not have a cash burn rate for the next 18 months. The Company cannot guarantee if it will have positive or negative cash flow from operating activities in future periods. To the extent that the Company has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities. See “Risk Factors - Other Risks - Negative Operating Cash Flow”.

The expected use of net proceeds from the Offering represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of the net proceeds will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The Company may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives and expects to either issue additional securities or incur debt to do so. As a result, management will retain broad discretion in the application of the net proceeds, and investors will be relying on management’s judgment regarding the application of the net proceeds from the Offering.

The Company currently has no potential acquisition or investment opportunities targeted for use of the proceeds of this Offering and no outstanding agreements or commitments relating to any acquisition. To the extent that the Company identifies and proceeds with an acquisition or investment opportunity in the future, this may result in a use of funds that materially affects the allocation of the net proceeds of this Offering received by the Company.

Pending the use of the net proceeds from the Offering, the Company may plan to invest the net proceeds in short- and intermediate-term, interest- bearing obligations, investment-grade instruments, certificates of deposit or government securities, or hold them as cash.

The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under the headings “Risk Factors” and “Caution Regarding Forward-Looking Statements” or incorporated by reference in this Prospectus or unforeseen events.

Plan of Distribution

General

Pursuant to the Underwriting Agreement, PyroGenesis has agreed to issue and sell an aggregate of 2,917,000 Units and the Underwriter has agreed to purchase from PyroGenesis, as principal, on the Closing Date, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of the Units offered hereby at a price of $3.60 per Unit for a total gross consideration of $12,076,380 (including the Over-Allotment Option which has been exercised in full for Over-Allotment Units) payable in cash to PyroGenesis against delivery of the Units. The Units are being offered to the public in each of the provinces of Canada, through the Underwriter or its affiliates who are registered to offer and sell the Units in such provinces and such other registered dealers as may be designated by the Underwriter. Subject to applicable law and the provisions of the Underwriting Agreement, the Underwriter may offer the Units outside of Canada.

The Underwriting Agreement provides that the Underwriter will be paid the Underwriter’s Fee, being an amount equal to $0.234 per Unit issued and sold by PyroGenesis pursuant to the Offering (and per Over-Allotment Units issued and sold pursuant to the Over-Allotment Option).

The Company has agreed to pay to the Underwriter the Underwriter’s Fee, in consideration for its services rendered in connection with the Offering, in the amount equal to 6.5% of the gross proceeds of the Offering, subject to the terms and conditions of the Underwriting Agreement, including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option, being $0.234 per Unit, except that such Underwriter’s Fee shall be reduced to 3.25% in respect of any sales of Units to purchasers on the President’s List. The aggregate Underwriter’s Fee will be $586,708.20 ($689,094.90 including the Over-Allotment Option which has been exercised in full for Over-Allotment Units) (assuming 819,400 Units are sold to purchasers on the President’s List).

The Underwriter will also receive, as additional compensation, non-transferable Compensation Options to purchase a number of Units equal to 6.5% of the aggregate number of Units issued by the Company under the Offering (including pursuant to the exercise of the Over-Allotment Option) on the same terms as set out above, except that such Compensation Options shall be reduced to 3.25% in respect of any sales of Units to purchasers on the President’s List, for a period of 24 months from the Closing Date. The Compensation Options will be registered in the name or names specified by the Underwriter. This Prospectus qualifies the distribution of the Compensation Options and the distribution of the Units, Unit Shares, Warrants and Warrant Shares underlying such Compensation Options.

Each Unit consists of one Unit Share and one Warrant. Each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Warrant Share at an exercise price of $4.50 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date, which is the date that is 24 months following the Closing Date, subject to an Accelerated Exercise Period. The Warrants will be created and issued pursuant to the terms of the Warrant Indenture to be dated as of the Closing Date between the Company and the Warrant Agent. The Warrant Indenture will contain provisions designed to protect holders of the Warrants against dilution upon the happening of certain events. No fractional Warrants will be issued.

The Company has granted the Underwriter an Over-Allotment Option, exercisable in whole or in part, at the sole discretion of the Underwriter, at any time up to 30 days after the Closing Date, enabling it to offer: (i) up to such additional number of Over-Allotment Units as is equal to 15% of the number of Units sold under the Offering at $3.60 per Over-Allotment Unit; (ii) up to such additional number of Over-Allotment Warrants as is equal to 15% of the number of Warrants comprising the Units sold under the Offering at $0.001 per Over-Allotment Warrant; (iii) up to such additional number of Over-Allotment Unit Shares as is equal to 15% of the number of Common Shares comprising the Units sold under the Offering at $3.60 per Over-Allotment Unit Share; or (iv) any combination of Over-Allotment Units and Over-Allotment Warrants, so long as the aggregate number of Over-Allotment Units, Over-Allotment Warrants and Over-Allotment Unit Shares does not exceed 437,550 Over-Allotment Units or Over-Allotment Unit Shares, and 218,775 Over-Allotment Warrants, solely to cover over-allotments, if any, and for market stabilization purposes.

Each Over-Allotment Unit consists of one Over-Allotment Unit Share and one Over-Allotment Warrant. Each Over-Allotment Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Over-Allotment Warrant Share at an exercise price of $4.50 per Over-Allotment Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date, subject to an Accelerated Exercise Period.

This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Units, Over-Allotment Unit Shares and Over-Allotment Warrants to be issued and sold upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriter’s over-allocation position acquires those securities under this Prospectus, regardless of whether the Underwriter’s over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The price at which the Units are being offered hereunder and the terms of the Offering were determined by arm’s length negotiation between PyroGenesis and the Underwriter. The Underwriter proposes to offer the Units initially at the Offering Price. Without affecting the firm obligation of the Underwriter to purchase from PyroGenesis 2,917,000 Units at a price of $3.60 per Unit in accordance with the Underwriting Agreement, after the Underwriter has made a reasonable effort to sell all of the Units at the Offering Price, the Underwriter may subsequently reduce and thereafter change, from time to time, the price at which the Units are offered to an amount not greater than the Offering Price. As a result, the compensation realized by the Underwriter will effectively be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the gross proceeds paid by the Underwriter to PyroGenesis.

Under the terms of the Underwriting Agreement, the obligations of the Underwriter may be terminated at its discretion on the basis of “disaster out”, “material change out” and “breach out” and may also be terminated upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all of the Units if any of such Units are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that PyroGenesis will indemnify the Underwriter and its respective directors, officers, partners, shareholders, agents, employees and controlling persons against certain liabilities and expenses, including, as the case may be, liabilities under Canadian securities legislation.

Orders for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the order books at any time without notice.

In accordance with the rules and policy statements of certain Canadian securities regulators, the Underwriter may not, throughout the period of distribution of the Units, bid for or purchase securities of the Company. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising prices of, such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the Offering, the Underwriter may engage in over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriter in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Shares and short positions created by the Underwriter involving the sale by the Underwriter of a greater number of Common Shares than it are required to purchase in the Offering. These activities may stabilize, maintain or otherwise affect the market price of the Common Shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time.

Pursuant to the Underwriting Agreement, PyroGenesis has agreed during the period commencing on the date of the Underwriting Agreement and ending 120 days following Closing, not to, directly or indirectly, without the prior written consent of the Underwriter, issue, agree to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, other than issuances (a) to satisfy rights or obligations under securities or other financial instruments existing and outstanding as of the date hereof or pursuant to the exercise of the Over-Allotment Option, or (b) pursuant to the Company’s existing share option plan.

Pursuant to the Underwriting Agreement, PyroGenesis has agreed to use commercially reasonably efforts to cause (and it is a condition of closing of the Offering) its directors, and senior officers of the Company, and their respective associated, and all shareholders with a pro-forma ownership interest in the Company greater than 5%, to enter into agreements with and an in form and substance satisfactory to the Underwriter on or before Closing pursuant to which they will agree not to, for a period commencing on Closing and ending on the date that is 120 days following Closing, directly or indirectly offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, or announce any intention to do any of the foregoing, any Common Shares or other securities of the Company held by them, directly or indirectly, other than (a) with the prior written consent of the Underwriter, (b) upon the exercise of previously issued options or other convertible securities of the Company, (c) transfers among a shareholder’s affiliates for tax or other planning purposes, or (d) pursuant a take-over bid or similar transaction involving a change of control of the Company.

The Units, the Unit Shares and the Warrants comprising the Units, and the Warrants Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold within the United States except in transactions registered under the U.S. Securities Act or exempt from the registration requirements of the U.S. Securities Act and in accordance with all applicable U.S. state securities laws. The Underwriter has agreed pursuant to the terms of the Underwriting Agreement that it will not offer or sell the Units within the United States, except to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) in transactions that are exempt from the registration requirements under the U.S. Securities Act, and in compliance with applicable U.S. state securities laws. In addition, until 40 days after the commencement of the Offering, an offer or sale of Units, Unit Shares or Warrants within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless made in compliance with an exemption thereunder.

The TSXV has conditionally approved the listing of the Unit Shares, Warrant Shares, Over-Allotment Unit Shares and Over-Allotment Warrant Shares distributed under the Prospectus, as well as the Unit Shares, and Warrant Shares which may be issued upon exercise of the Compensation Option to be issued pursuant to the Offering on the TSXV. Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV.

The Company has also filed an application to graduate to the TSX and to have its issued and outstanding Common Shares listed on the TSX as a technology company. As at the date of the Prospectus, the Company has obtained conditional approval for the listing of the Common Shares on the TSX. Final approval of the listing on the TSX is subject to the Company fulfilling all of the requirements of the TSX on or before January 19, 2021, including the completion of the Offering. Upon and subject to receipt of final TSX approval, the Common Shares would be delisted from the TSXV and begin trading on the TSX under the symbol “PYR”. The graduation to the TSX is not a condition to the closing of the Offering and will not be completed prior to the closing of the Offering. See “Risk Factors - Other Risks - Risks Relating to the Proposed TSX Graduation”.

There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants that are purchased under this Prospectus. In addition, the Warrants will not be listed for trading on the TSXV or any other stock exchange following the Closing Date. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See “Risk Factors - Risks Related to the Offering”.

Non-Certificated Inventory System

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Units will be delivered under the book-based system through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited in registered or electronic form with CDS on the Closing Date, or such other date as may be agreed upon by the Company and the Underwriter. No certificates evidencing the Unit Shares and Warrants comprising the Units will be issued to subscribers, except in certain limited circumstances, and as such a purchaser of Units will receive only a customer confirmation from the registered dealer through which the Units are purchased.

Certain Canadian Federal Income Tax Considerations

In the opinion of Osler, Hoskin & Harcourt LLP, counsel to the Company, and Fasken Martineau DuMoulin LLP, counsel to the Underwriter, the following is, as at the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Units pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) is resident or deemed to be a resident in Canada, (ii) deals at arm’s length with the Company and the Underwriter, (iii) is not affiliated with the Company or any of the Underwriter, and (iv) holds the Unit Shares, Warrant Shares (hereinafter sometimes collectively referred to as the “Shares”) and Warrants as capital property (a “Holder”). Generally, the Shares and Warrants will be considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade. Certain Holders whose Shares might not otherwise qualify as capital property may make, in certain circumstances, an irrevocable election pursuant to subsection 39(4) of the Tax Act to have their Shares, and every other “Canadian security” as defined in the Tax Act, owned by such Holders, in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. This election does not apply to Warrants. Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their own circumstances.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iv) that makes or has made a functional currency reporting election under the Tax Act, (v) that has or will enter into a “derivative forward agreement”, a “dividend rental arrangement” or a “synthetic disposition arrangement” as those terms are defined in the Tax Act, with respect to the Shares or Warrants, or (vi) that is an Underwriter. This summary does not address the deductibility of interest by a Holder who borrows money to acquire Units. Such Holders should consult their own tax advisors with respect to an investment in Units.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder. Accordingly, Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of acquiring, holding or disposing of the Shares and Warrants based on their own particular circumstances.

Allocation of Offering Price

The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Unit Share and the Warrant to determine the cost of each to the Holder for purposes of the Tax Act.

For its purposes, the Company intends to allocate $3.60 of the issue price of each Unit as consideration for the issuance of each Unit Share and $0.001 of the issue price of each Unit for the issuance of each Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the CRA or the Holder. Counsel expresses no opinion with respect to such allocation. The Holder’s adjusted cost base of the Unit Share comprising a part of each Unit will be determined by averaging the cost allocated to the Unit Share with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired pursuant to such exercise will be the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Holder generally will realize a capital loss equal to the Holder’s adjusted cost base of such Warrant. For a description of the treatment of capital gains and capital losses, see “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses” below.

Dividends

Dividends received or deemed to be received on the Shares will be included in computing a Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Company, such dividend or deemed dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations on the ability of the Company to designate dividends and deemed dividends as eligible dividends.

Dividends received or deemed to be received on the Shares by a Holder that is a corporation will be required to be included in computing such Holder’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing such Holder’s taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Shares to the extent that such dividends are deductible in computing the Holder’s taxable income for the taxation year.

Dividends received by a Holder who is an individual (including certain trusts) may result in such Holder being liable for alternative minimum tax under the Tax Act. Holders who are individuals should consult their own tax advisors in this regard.

Dispositions of Shares and Warrants

Upon a disposition (or a deemed disposition) of a Share or a Warrant (other than on the exercise thereof) by a Holder (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a capital gain (or a capital loss) will generally be realized by the Holder equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security, as applicable, to the Holder. For a description of the treatment of capital gains and capital losses, see “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, a Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Shares by a Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares, directly or indirectly through a partnership or a trust. A Holder that is throughout the year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on certain investment income, including taxable capital gains.

A capital gain realized by a Holder who is an individual (including certain trusts) may result in such Holder being liable for alternative minimum tax under the Tax Act. Holders who are individuals should consult their own tax advisors in this regard.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of PyroGenesis, no director or executive officer of PyroGenesis is, as at the date of this Prospectus, or was, within 10 years before the date of this Prospectus, a director, chief executive officer or chief financial officer of any company that, (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer of PyroGenesis was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the director or executive officer of PyroGenesis ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of PyroGenesis, no director or executive officer of PyroGenesis, or a shareholder holding a sufficient number of securities of PyroGenesis to affect materially the control of PyroGenesis, (a) is, as at the date of this Prospectus, or has been within the 10 years before the date of this Prospectus, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of the Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder of PyroGenesis.

To the knowledge of PyroGenesis, no director or executive officer of PyroGenesis or a shareholder holding a sufficient number of securities of PyroGenesis to affect materially the control of PyroGenesis, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Risk Factors

Any investment in the Units offered hereby is subject to certain risks. Prospective investors should consider carefully before purchasing the Units the risks described below which are qualified in their entirety by reference to, and must be read in conjunction with, all the other information contained in this Prospectus and in the documents incorporated by reference herein, including those risk factors described in under the heading “Risk Factors” of PyroGenesis’ Annual Information Form, before purchasing Units. The risks identified in this Prospectus and the documents incorporated by reference may not be the only risks faced by PyroGenesis. Other risks of which PyroGenesis is not aware or which PyroGenesis currently deems to be immaterial may surface and have a material adverse impact on PyroGenesis, its business, results from operations and financial condition. If any of the following risks, or any other risks and uncertainties that PyroGenesis has not yet identified or that it currently considers not to be material, actually occur or become material risks, PyroGenesis’ business, prospects, financial condition, results of operations and cash flows, and consequently, the price of the Common Shares could be materially and adversely affected. In all these cases, prospective investors could lose all or part of their original investment.

Risks Related to the Offering

Market Price and Volatility of the Common Shares

There can be no assurance that an active market price for the Common Shares will be sustained after this Offering. The price of PyroGenesis’ securities could be significantly affected by a variety of factors, including, without limitation and in no particular order:

•	the market reaction to the COVID-19 pandemic and its impact on the Company;

•	actual or anticipated fluctuations in PyroGenesis’ quarterly or annual earnings or those of other companies in its industry;

•	changes in estimates of PyroGenesis’ future earnings by the Company or securities research analysts;

•	changes in general conditions in Canada and the global economy, financial markets, war, incidents of terrorism, other pandemics or responses to such events;

•	acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving PyroGenesis or its competitors; and

•	the other risks described or referred to herein.

This volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price, or at all.

Additionally, in recent periods, the stock market has experienced extreme declines and volatility. This volatility has had a significant impact on the market price of securities issued by many companies, including PyroGenesis and other companies in its industry. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, PyroGenesis’ operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

Further, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of the Company’s performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Units by those institutions, which could adversely affect the trading price of the Common Shares.

Completion of the Offering

The completion of the Offering remains subject to a number of conditions. There can be no certainty that the Offering will be completed. Failure by the Company to satisfy all of the conditions precedent to the Offering would result in the Offering not being completed. If the Offering is not completed, the Company may not be able to raise the funds required for the purposes contemplated under “Use of Proceeds” from other sources on commercially reasonable terms or at all.

Use of Proceeds

PyroGenesis cannot specify with certainty the allocation of the net proceeds it will receive from the Offering. PyroGenesis’ management will have broad discretion in the allocation of the net proceeds in light of the objectives described under “Use of Proceeds” and will decide to allocate such proceeds as it deems appropriate. Until utilized, the net proceeds of the Offering will be held in cash balances in the Company’s bank account or invested at the discretion of the board of directors of the Company. As a result, a purchaser will be relying on the judgment of management of the Company for the application of the net proceeds of the Offering. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Company’s business, prospects, financial condition and results of operations may suffer, which could have material and adverse effect on the trading price of the Common Shares in the market.

There is No Market Through Which the Warrants May be Sold

Currently there is no public market for the Warrants and the Warrants will not be listed on the TSXV or any other stock exchange, and there can be no assurance that an active market for the Warrants will develop or be sustained after this Offering. If an active market for the Warrants does not develop, the liquidity of an investor’s investment in the Warrants may be limited and the price may decline below the portion of the Offering Price allocated to the Warrants.

Dilutive Effects on Holders of Common Shares; Issuance of Additional Common Shares

The issuance of Common Shares in connection with the Offering will have a dilutive effect on the holders of Common Shares. Pursuant to its articles of amalgamation, as amended, PyroGenesis is authorized to issue an unlimited number of Common Shares. If PyroGenesis raises additional funding by issuing additional equity securities, or issues equity-linked securities for any reason, such financing or other issuance may substantially dilute the interests of Common Shareholders of PyroGenesis and could adversely affect the market price of the Common Shares. In addition, any issuance of Common Shares by PyroGenesis, or the perception that PyroGenesis could issue Common Shares, could adversely affect the market prices of the Common Shares.

Pursuant to the Underwriting Agreement, PyroGenesis has agreed during the period commencing on the date of the Underwriting Agreement and ending 120 days following Closing, not to, directly or indirectly, without the prior written consent of the Underwriter, issue, agree to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, other than issuances (a) to satisfy rights or obligations under securities or other financial instruments existing and outstanding as of the date hereof or pursuant to the exercise of the Over-Allotment Option, or (b) pursuant to the Company’s existing share option plan. In addition, pursuant to the Underwriting Agreement, PyroGenesis has agreed to use commercially reasonably efforts to cause its directors, and senior officers of the Company, and their respective associated, and all shareholders with a pro-forma ownership interest in the Company greater than 5%, to enter into agreements with and an in form and substance satisfactory to the Underwriter on or before Closing pursuant to which they will agree not to, for a period commencing on Closing and ending on the date that is 120 days following Closing, directly or indirectly offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, or announce any intention to do any of the foregoing, any Common Shares or other securities of the Company held by them, directly or indirectly, other than (a) with the prior written consent of the Underwriter, (b) upon the exercise of previously issued options or other convertible securities of the Company, (c) transfers among a shareholder’s affiliates for tax or other planning purposes, or (d) pursuant a take-over bid or similar transaction involving a change of control of the Company. See “Plan of Distribution”.

Holders of Warrants have no Rights as Shareholders

Until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

Other Risks

Negative Operating Cash Flow

The Company had negative operating cash flow for the financial years ended December 31, 2019 and December 31, 2018 and for the six months ended June 30, 2020, resulting in an accumulated deficit of $57,304,682 as at June 30, 2020. The Company estimates that its working capital deficiency was approximately $4.6 million as at September 30, 2020. During the six-month period ended June 30, 2020, the Company had an average monthly cash burn rate of approximately $138,000. For the three months ended September 30, 2020, the Company estimates that it is making positive cash from operations and no longer has a cash burn rate. Based on its current order backlog, the Company estimates that it will not have a cash burn rate for the next 18 months.

To the extent that the Company has negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company.

Public Health Crises and COVID-19

Public health crises, including local, regional, national or international outbreak of a contagious disease, could have an adverse effect on local economies, the global economy, and the markets in which the Company operates and markets its products, and may adversely impact the price and demand for the Company’s products and the ability of the Company to operate and market its products. Any such alterations or modifications could cause substantial interruption to the Company’s business, any of which could have a material adverse effect on the Company’s operations or financial results, and could include temporary closures of one or more of the Company’s or its partner’s offices or facilities; temporary or long-term labor shortages; temporary or long-term adverse impacts on the Company’s supply chain and distribution channels; the potential of increased network vulnerability and risk of data loss resulting from increased use of remote access and removal of data from the Company’s facilities.

Subsequent to December 31, 2019, the global emergence of coronavirus (COVID-19) occurred. The global outbreak of COVID-19 has resulted in governments worldwide enacting novel emergency measures to protect against the spread of the virus. These measures, which include, among other things, limitations on travel, self-imposed quarantine periods and social distancing measures, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any government and/or central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

As of the date of this Propsectus, the Company has successfully continued operations under COVID-19 protocols. COVID-19 has not resulted in any material delays in the development or testing of the Company’s products or any other material development projects. The Company is not currently experiencing any delays or interruptions in service or product delivery. At the outset of the COVID-19 pandemic, certain of the Company’s operations were negatively impacted, but have since normalized. The Company has not experienced any material disruption in its supply chain, and the pandemic has not materially impacted the Company’s business or delivery of services or products.

The Company’s production schedule has continued throughout COVID-19 on a modified employee schedule, with certain non-production employees working remotely. The Company has been able to operate largely unaffected by the COVID-19 pandemic. Notwithstanding the foregoing, if the Company or its vendors and suppliers are unable to continue operations or keep up with increasing demands as a result of COVID-19, customers may experience delays or interruptions in service or the delivery of products, which may be detrimental to the Company’s reputation, business, results of operations and financial position. The Company cautions that it is impossible to fully anticipate or quantify the effect and ultimate impact of the COVID-19 pandemic as the situation is rapidly evolving. The extent to which COVID-19 impacts the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to contain it or treat its impact, including shelter in place directives, which, if extended, may impact the economies in which the Company now operates, or may in the future operate, key markets into which the Company sells products and delivers services, and markets through which the Company’s key suppliers source their products.

Risks Relating to the Proposed TSX Graduation

The Company has filed an application to graduate to the TSX and to have its issued and outstanding Common Shares listed on the TSX as a technology company. As at the date of the Prospectus, the Company has obtained conditional approval for the listing of the Common Shares on the TSX. Final approval of the listing on the TSX is subject to the Company fulfilling all of the requirements of the TSX on or before January 19, 2021, including the completion of the Offering. Upon and subject to receipt of final TSX approval, the Common Shares would be delisted from the TSXV and begin trading on the TSX under the symbol “PYR”. The graduation to the TSX is not a condition to the closing of the Offering and will not be completed prior to the closing of the Offering. There is no assurance that the graduation to the TSX will occur, which could negatively impact the market price of the Common Shares.

Forward-Looking Statements May Prove to be Inaccurate

Investors should not place undue reliance on forward-looking statements. By their nature, forward- looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this Prospectus under the heading “Caution Regarding Forward-Looking Statements”.

Legal Matters

Certain legal matters in connection with the Offering will be passed upon by Osler, Hoskin & Harcourt LLP on behalf of PyroGenesis and by Fasken Martineau DuMoulin LLP on behalf of the Underwriter. As of the date hereof, the partners and associates of Osler, Hoskin & Harcourt LLP, as a group, and Fasken Martineau DuMoulin LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the outstanding securities of PyroGenesis or any associate or affiliate of PyroGenesis.

Interest of Experts

The 2019 Annual Financial Statements have been audited by KPMG LLP, Chartered Professional Accountants, located at 600 de Maisonneuve Boulevard West, Suite 1500, KPMG Tower, Montréal, Québec, Canada. KPMG LLP has confirmed that it is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant bodies in Canada.

Transfer Agent and Registrar

The transfer agent and registrar of the Common Shares is AST Trust Company (Canada) having an office at 2001 Robert-Bourassa Boulevard, Suite 1600, Montréal, Québec, H3A 2A6.

Statutory Rights of Rescission and Withdrawal

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, revisions of the price of damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.

A purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

Under the Warrant Indenture, original purchasers of Warrants pursuant to the Offering will have a non-assignable contractual right of rescission if this Prospectus (including documents incorporated herein by reference) or any amendment hereto contains a misrepresentation (within the meaning of the Securities Act (Ontario)). This contractual right of rescission shall be subject to the defences, limitations and other provisions described under part XXIII of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law. For greater certainty, the contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, as well as the amount paid for the original Warrant, upon surrender of the underlying securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Units under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Units under this Prospectus. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages, or consult with a legal adviser.

Enforcement of Judgments Against Foreign Persons

A director of the Company, Mr. Robert Radin, resides outside of Canada. Mr. Radin has appointed PyroGenesis, 1744 William Street, Suite 200, Montréal, Québec H3J 1R4, Canada as agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

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Certificate of PyroGenesis

Dated: November 3, 2020

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

PYROGENESIS
By: (Signed) P. PETER PASCALI President and Chief Executive Officer Executive	By: (Signed) MICHAEL BLANK Acting Chief Financial Officer
On behalf of the Board of Directors
By: (Signed) RODAYNA KAFAL Director	By: (Signed) RODNEY BEVERIDGE Director

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Certificate of the Underwriter

Dated: November 3, 2020

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

MACKIE RESEARCH CAPITAL CORPORATION

BY: (Signed) David Keating Managing Director, Head of Equity Capital Markets, Co-Head of Capital Markets

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